

07003453

SECURITI ... ON

| OMB Approval |
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| Expires: September 30, 1998 |
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| SEC FILE NUMBER |
|---|
| 8-66547 |

# ANNUAL AUDITED REPORT
# FORM X-17a-5
# PART III

**FACING PAGE**
**Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2006 AND ENDING 12/31/2006

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Arclight Securities, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St. # 1821
(No. and Street)

| Chicago | Illinois | 60605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| Ray Woods | (630) 687-1225 |
|---|---|
| (Name) | (Area Code - Telephone No.) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Veraja-Snelling & Company
(Name - if individual state last, first, middle names)

| 567 James Court | Glendale Heights | IL | 60139 |
|---|---|---|---|
| (Street) | (City) | (State) | (Zip Code) |

CHECK ONE

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accou must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(*

The accompanying notes are an integral part of these financial statements

## TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

VERAJA-SNELLING & COMPANY [70]

ADDRESS

| 567 James Court [71] | Glendale Heights [72] | IL [73] | 60139 [74] |
|---|---|---|---|
| Number and Street | City | State | Zip Code |

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE | DOC. SEQ. NO. | CARD |
|---|---|---|---|
| 50 | 51 | 52 | 53 |

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC | N | 3 | 100

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]
SEC FILE NO. 8-66547 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

### ASSETS

| | | Allowable | Non-Allowable | Total |
|---|---|---|---|---|
| 1. Cash | | $ 39,087 [200] | | $ 39,087 [750] |
| 2. Receivables from brokers or dealers: | | | | |
| A. Clearance account | | 9,578,728 [295] | | |
| B. Other | | 7,281 [300] | $ [550] | 9,586,009 [810] |
| 3. Receivables from non-customers | | - [355] | [600] | [830] |
| 4. Securities and spot commodities owned, at market value: | | | | |
| A. Exempted securities | | [418] | | |
| Debt securities | | - [419] | | |
| Options | | 1,987,658 [420] | | |
| Other securities | | 1,037,346 [424] | | |
| Spot commodities | | - [430] | | 3,025,004 [850] |
| 5. Securities and/or other investments | | | | |
| A. At cost | $ 10,000 [130] | | | |
| B. At estimated fair value | | [440] | 10,000 [610] | 10,000 [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | | [460] | [630] | [880] |
| A. Exempted securities $ | [150] | | | |
| B. Other securities $ | [160] | | | |
| 7. Secured demand notes market value of collateral: | | [470] | [640] | [890] |
| A. Exempted securities $ | [170] | | | |
| B. Other securities $ | [180] | | | |
| 8. Memberships in exchanges: | | | | |
| A. Owned, at market $ | [190] | | | |
| B. Owned , at cost | | | 1,900,000 [650] | |
| C. Contributed for use of the company, at market value | | | [660] | 1,900,000 [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | | [480] | [670] | [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization | | [490] | - [680] | - [920] |
| 11. Other assets | | [535] | - [735] | - [930] |
| 12. TOTAL ASSETS | | $ 12,650,100 [540] | $ 1,910,000 [740] | $ 14,560,100 [940] |

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC as of 12/31/06

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

### LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|
| 13. Bank loans payable | $ | 1045 | $ | 1255 | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | |
| A. Clearance account | - | 1114 | | 1315 | - | 1560 |
| B. Other | 658 | 1115 | | 1305 | 658 | 1540 |
| 15. Payable to non-customers | | 1155 | - | 1355 | - | 1610 |
| 16. Securities sold not yet purchased, at market value | | | 10,954,019 | 1360 | 10,954,019 | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | | 1205 | | 1385 | - | 1685 |
| 18. Notes and mortgages payable: | | | | | | |
| A. Unsecured | | 1210 | | | | 1690 |
| B. Secured | | 1211 | | 1390 | | 1700 |
| 19. Liabilities subordinated to claims of general creditors: | | | | | | |
| A. Cash borrowings: | | | | 1400 | | 1710 |
| 1. from outsiders $ [970] | | | | | | |
| 2. Includes equity subordination (15c3-1(d)) of [980] | | | | | | |
| B. Securities borrowings, at market value: from outsiders $ [990] | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements: | | | | 1420 | | 1730 |
| 1. from outsiders $ [1000] | | | | | | |
| 2. -Includes equity subordination (15c3-a(d)) of . . . . [1010] | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | $ 658 | 1230 | $ 10,954,019 | 1450 | $ 10,954,677 | 1760 |

#### Ownership Equity

| | | | Total | |
|---|---|---|---|---|
| 21. Sole proprietorship | | | $ | 1770 |
| 22. Partnership (limited partners | $ | 1020) | 3,605,423 | 1780 |
| 23. Corporation: | | | | |
| A. Preferred stock | | | | 1791 |
| B. Common stock | | | | 1792 |
| C. Additional paid-in capital | | | | 1793 |
| D. Retained earnings | | | | 1794 |
| E. Total | | | | 1795 |
| F. Less capital stock in treasury | | | | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | | 3,605,423 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | $ 14,560,100 | 1810 |

The accompanying notes are an integral part of these financial statements

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC

For the period (MMDDYY) 01/01/06 [3932] to 12/31/06 [3933]
Number of months included in this statement 12 [3931]

### STATEMENT OF INCOME (LOSS)

**REVENUE**

| Item | | Amount | Code |
|---|---|---|---|
| 1. Commissions: | | | |
| a. Commissions on transations in exchange listed equity securities executed on an e: | $ | | 3935 |
| b. Commissions on listed option transactions | | | 3938 |
| c. All other securities commissions | | | 3939 |
| d. Total securities commissions | | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | | |
| a. From market making in options on a national securities exchange | | - | 3945 |
| b. From all other trading | | 28,880 | 3949 |
| c. Total gain (loss) | | 28,880 | 3950 |
| 3. Gains or losses on firm securities investment accounts | | | 3952 |
| 4. Profit (loss) from underwriting and selling groups | | | 3955 |
| 5. Revenue from sale of Investment company shares | | | 3970 |
| 6. Commodities revenue | | (104,951) | 3990 |
| 7. Fees for account supervision, investment company shares | | | 3975 |
| 8. Other revenue | | 505,006 | 3995 |
| 9. Total revenue | $ | 428,935 | 4030 |

**EXPENSES**

| Item | | Amount | Code |
|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder offi | $ | 62,751 | 4120 |
| 11. Other employee compensation and benefits | | | 4115 |
| 12. Commissions paid to other broker-dealers | | 70,505 | 4140 |
| 13. Interest expense | | 193,434 | 4075 |
| a. Includes interest on accounts subject to subordinat [4070] | | | |
| 14. Regulatory fees and expenses | | 7,212 | 4195 |
| 15. Other expenses | | 100,732 | 4100 |
| 16. Total expenses | $ | 434,634 | 4200 |

**NET INCOME**

| Item | | Amount | Code |
|---|---|---|---|
| 17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16) | $ | (5,699) | 4210 |
| 18. Provision for Federal Income taxes (for parent only) | | | 4220 |
| 19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above | | | 4222 |
| a. After Federal income taxes of [4238] | | | |
| 20. Extraordinary gains (losses) | | | 4224 |
| a. After Federal income taxes of [4239] | | | |
| 21. Cumulative effect of changes in accounting principles | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | $ | (5,699) | 4230 |

**MONTHLY INCOME**

| Item | | Amount | Code |
|---|---|---|---|
| 23. Income (current month only) before provision for Federal income taxes and extraordi | $ | (5,699) | 4211 |

The accompanying notes are an intregal
part to these financial statements

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
### PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC

For the period (MMDDY' 01/01/06 to 12/31/06

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 3,824,062 | 4240 |
| A. Net income (loss) | | | (5,699) | 4250 |
| B. Additions (Includes non-conforming capital of | $ | 4262 ) | 4,683 | 4260 |
| C. Deductions (Includes non-conforming capital of | | 4272 ) | (217,623) | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 3,605,423 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ | 4330 |

The accompanying notes are an integral part of these financial statements

**ARCLIGHT SECURITIES, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2006**

| | | |
|---|---|---|
| CASH PROVIDED BY OPERATING ACTIVITIES | | |
| Net Income | $ | (5,699) |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| (Increase)/decrease in assets | | |
| Receivable from brokers or dealers-clearance | | (9,578,728) |
| Receivable-other | | (6,879) |
| Options | | (1,712,598) |
| Other securities | | 3,751,350 |
| Increase/(decrease) in liabilities | | |
| Due to brokers or dealers-clearance | | (1,269,073) |
| Securities sold not yet purchased | | 8,977,978 |
| Payable-other | | (768) |
| Accounts payable and accrued expenses | | 0 |
| Total cash used in operations | | 155,583 |
| CASH APPLIED TO INVESTING ACTIVITIES | | |
| Purchase of membership seats | | 0 |
| Transfer of fixed assets | | 0 |
| Total cash applied to investing activities | | 0 |
| CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES | | |
| Member contributions | | 4,683 |
| Member distributions | | (217,623) |
| Total cash provided by financing activities | | (212,940) |
| NET INCREASE IN CASH | | (57,357) |
| CASH AT BEGINNING OF PERIOD | | 96,444 |
| CASH AT END OF PERIOD | $ | 39,087 |
| INTEREST PAID | $ | 193,434 |

The accompanying notes are an integral part of these financial statements

# ARCLIGHT SECURITIES, LLC
## (an Illinois limited liability company)

## NOTES TO THE FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2006

### NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Arclight Securities, LLC ("the Company") was formed in the state of Illinois on May 25, 2004 and commenced activities on July 1, 2004. The Company is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company primarily engages in the proprietary trading of exchange-traded equity securities, equity and index options, and futures contracts.

As a limited liability company, the Company has a finite life and will cease to exist on January 1, 2015, unless the term is extended by amendment to the Operating Agreement, or unless the Company is sooner dissolved, and its affairs wound up in accordance with the Illinois Limited Liability Act. For additional information regarding the Company, please refer to the Operating Agreement.

#### Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value, with the exception of membership seats as discussed in Note 7.

#### Cash Equivalents

For the purposes of the statement of cash flows, the Company's policy for defining cash equivalents are certificates of deposits and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

#### Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

#### Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. U.S. generally accepted accounting principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2006, nor material to the results of its operations for the period then ended.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

### NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with the related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker/dealer, all financial instruments are stated at quoted market value, which approximates fair value.

## NOTE 3 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

## NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity, but do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

The Company's trading activities are transacted on a cash basis. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Company to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Company seeks to control the risks associated with its trading activities by monitoring trading markets daily. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

### *Concentrations of Credit Risk*

At December 31, 2006, a significant credit concentration existed in the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

The Company is engaged in various trading and brokerage activities with counter parties, primarily broker/dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

## NOTE 5 – NET CAPITAL REQUIREMENTS

At December 31, 2006, the Company's net capital as computed pursuant to the rules of the Chicago Stock Exchange was $1,256,167, which was $1,156,167 more than the minimum net capital requirement of $100,000.

## NOTE 6 – INVESTMENT IN CLEARING COMPANY

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of GSEC. The Company's investment in GSEC is reflected as investment in broker/dealer in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1,000,000.00 with GSEC, exclusive of its preferred stock investment.

## NOTE 7 – MEMBERSHIP SEATS

The Company owns 4 seats on the Chicago Board of Options Exchange ("CBOE"). As required by the rules of the exchange, these seats are carried at historic cost. During the year ended December 31, 2006, the Company received income in the amount $240,946 for the lease of these seats.

## NOTE 8 – INCOME TAXES

No provision or credit has been made for federal income taxes as the Company has elected S-Corporation status for taxation purposes and all federal tax consequences are taxed directly to the individual members.

## NOTE 9 – OPERATING LEASES

The Company leases its office on a month-to-month basis. Office lease expense totaled $35,952 for the year ended December 31, 2006.

## NOTE 10 – OTHER REVENUE AND EXPENSES

Other revenue as follows:

| | |
|---|---|
| Dividends | $ 24,265 |
| Manufactured Income | 59,716 |
| Interest | 9,376 |
| S/S rebate | 170,703 |
| Other income | 240,946 |
| Total | $ 505,006 |

Other expenses as follows:

| | |
|---|---|
| Brokerage | $ 40,417 |
| Corporate | 11,781 |
| Communication and data costs | 4,232 |
| Occupancy | 35,952 |
| Professional fees | 8,350 |
| Total | $ 100,732 |

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC as of 12/31/06

### COMPUTATION OF NET CAPITAL

| Item | | | Code | | | Code |
|---|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | | $ | 3,605,423 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | | | | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | | 3,605,423 | 3500 |
| 4. Add: | | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | | $ | 3,605,423 | 3530 |
| 6. Deductions and/or charges: | | | | | | |
| A. Total nonallowable assets from Statement of Financial Condition | $ | 1,910,000 | 3540 | | | |
| B. Secured demand note deficiency | | | 3590 | | | |
| C. Commodity futures contracts and spot commodities proprietary capital charges | | 27,000 | 3600 | | | |
| D. Other deductions and/or charges | | | 3610 | | (1,937,000) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | | 3630 |
| 8. Net capital before haircuts on securities positions | | | | | 1,668,423 | 3640 |
| 9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | | | |
| A. Contractual securities commitments | $ | | 3660 | | | |
| B. Subordinated securities borrowings | | | 3670 | | | |
| C. Trading and investment securities: | | | | | | |
| 1. Exempted securities | | | 3735 | | | |
| 2. Debt securities | | | 3733 | | | |
| 3. Options | | | 3730 | | | |
| 4. Other securities | | 340,712 | 3734 | | | |
| D. Undue Concentration | | 71,544 | 3650 | | | |
| E. Other (List) Loss To Convert | | 0 | 3736 | | (412,256) | 3740 |
| 10. Net Capital | | | | $ | 1,256,167 | 3750 |

**NON-ALLOWABLE ASSETS**

| | | |
|---|---|---|
| Investment in broker/dealer | $ | 10,000 |
| Membership seats at cost | | 1,900,000 |
| | $ | 1,910,000 |

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ARCLIGHT SECURITIES, LLC as of 12/31/06

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 44 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A | $ | **100,000** | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 100,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 1,156,167 | 3770 |
| 15. Excess net at 1000% (line 10 less 10% of line 19) | $ | 1,256,101 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 658 | 3790 |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | $ | 3800 | | | |
| B. market value of securities borrowed for which no equivalent value is paid or credited | | 3810 | | | |
| C. Other unrecorded amounts(List) | | 3820 | $ | ( | 3830 |
| 19. Total aggregate indebtedness | | | $ | 658 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19/ line 10) | | | % | 0 | 3850 |
| 21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d) | | | % | - | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | 0 | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net captial requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess net capital (line 100 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000 | $ | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

## ARCLIGHT SECURITIES, LLC
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c-3
## as of December 31, 2006

The company did not handle any customer cash or securities during the year ended December 31, 2006, and does not have any customer accounts.

## ARCLIGHT SECURITIES, LLC
## COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PERSUANT TO RULE 15c-3
## as of December 31, 2006

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2006 and does not have any PAIB accounts.

## ARCLIGHT SECURITIES, LLC
## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
## as of December 31, 2006

The Company did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.

**DIMAGGIO, VERAJA & COMPANY, LLC**
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 Phone (630) 790-4269 Fax: (630) 547-4112

# INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Arclight Securities, LLC
440 S. LaSalle, #1821
Chicago, IL 60605

In planning and performing our audit of the financial statements of Arclight Securities, LLC for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Vasuja-Snelling & Company

Glendale Heights, Illinois

February 26, 2007



END